UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT _______)*

                         LIGHTTOUCH VEIN & LASER, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                  532264 20 7
                                 (CUSIP Number)


 FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300, DENVER, CO 80203,
                                  303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  APRIL 2, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 532264 20 7                                                PAGE 2 OF 4


                                  SCHEDULE 13D

     1        NAME OF REPORTING PERSON                            COLIN C. HERD

              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
              (See Instructions)                                    (b) [ ]
     3        SEC USE ONLY
     4        SOURCE OF FUNDS (See Instructions)
              OO
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              CANADIAN
  NUMBER OF                       7                SOLE VOTING POWER
 SHARES BENE-                                      2,618,129 SHARES
  FICIALLY                        8                SHARED VOTING POWER
   OWNED BY                                        -0-
    EACH                          9                SOLE DISPOSITIVE POWER
  REPORTING                                        2,618,129 SHARES
 PERSON WITH                      10               SHARED DISPOSITIVE POWER
                                                   -0-
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,618,129 SHARES
    12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                      [ ]
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              34.91 %
    14        TYPE OF REPORTING PERSON*
              IN

   INCLUDE  BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7         2 OF 4
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATESTATION.




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CUSIP NO. 532264 20 7                                                PAGE 3 OF 4



ITEM. 1           SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, $.001 par value, of LightTouch Vein & Laser, Inc., a Nevada corporation formerly known as Strachan, Inc. (the "Issuer"). Its principal executive offices are located at 10663 Montgomery Road, Cincinnati, Ohio 45242.

ITEM 2.           IDENTITY AND BACKGROUND.

The person filing this statement is Colin C. Herd. Dr. Herd is a Canadian citizen and a legal resident alien of the United States. The residence address of Dr. Herd is 11375 Brittany Woods, Cincinnati, Ohio 45249. Dr. Herd's principal occupation is as President and Medical Director of LightTouch Vein & Laser, Inc., an Ohio corporation ("LightTouch-Ohio"), a wholly-owned subsidiary of the Issuer and corporation which provides aesthetic laser and cosmetic surgery services in the Cincinnati, Ohio, area.

During the past five years Dr. Herd has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years Dr. Herd has not been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the terms of the Agreement and Plan of Share Exchange between the Issuer and LightTouch-Ohio, Dr. Herd exchanged his shares of common stock of LightTouch-Ohio for shares of the Issuer.

ITEM 4.           PURPOSE OF TRANSACTION.

Dr. Herd acquired 2,618,129 shares of Common Stock of the Issuer as part of the efforts of LightTouch-Ohio to gain control of this company. The Issuer issued a total of 6,750,000 shares of its common stock in exchange for all of the issued and outstanding shares of LightTouch-Ohio. As a result of transaction, approximately 90% of the Issuer is now owned by former shareholders of LightTouch-Ohio.. Also as part of this transaction, the former officers and directors of the Issuer resigned and officers and directors of LightTouch-Ohio became officers and directors of the Issuer.

Other than described above, Dr. Herd does not have any other present plans or proposals which relate to or would result in:

     (1) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

     (2) any material change in the present capitalization or divided policy of the Issuer;

     (3) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (4) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;



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CUSIP NO. 532264 20 7                                                PAGE 4 OF 4

     (5) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

     (6)  any action similar to any of those enumerated above.

Notwithstanding the foregoing, Dr. Herd will continue to review his investment in the Issuer and reserve the right to change his intention with respect to any or all of such matters.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a)      As of March  28,  2000,  Dr.  Herd  owned of  record  2,415,965  shares
         (32.21%) of the Issuer's Common Stock, and trusts for Dr. Herd's children for which his wife serves as trustee (the "Children's Trusts") owned of record 202,164 shares (2.70%).

(b) As of March 28, 2000, Dr. Herd had the sole power to vote and dispose of 2,618,129 shares (34.91%).

(c) During the sixty day period preceding the filing of this Schedule 13D, Dr. Herd did not have any transactions in the stock of the Issuer, other than those described above in Item 3 and Item 4.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Dr. Herd and the Children's Trusts.

(e) Dr. Herd continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

None.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ Colin C. Herd
Date:  March 29, 2000                     --------------------------------------
                                          Colin C. Herd




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